November 14, 2006

A. Clayton Perfall, Chief Executive Officer
Union Street Acquisition Corp.
102 South Union Street
Alexandria, VA 22314

Re: **Union Street Acquisition Corp.**
Amendment No. 2 to Registration Statement on
Form S-1
File No. 333-136530
Filed October 31, 2006

Dear Mr. Perfall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to previous comment one of our letter dated October 27, 2006. It appears from the disclosure that you would not be obligated to bring claims against Messrs Perfall and Burke to enforce the indemnification provisions. Please revise to clearly disclose the implication of your revised disclosure in a separate risk factor.

2. We reissue prior comment two of our letter dated October 27, 2006. Please provide clear disclosure to investors as to what costs would be deemed

"special, indirect or consequential costs." The terms used are vague and
ambiguous and do not provide clear disclosure to investors as to what claims
would not be covered.

Risk Factors, page 13

3.   We note the removal of "valid and enforceable" when referring to waivers and
          the indemnification provision. Clarify whether the indemnification would
          cover claims that were subject to a waiver that was found to not be valid and
          enforceable. We may have further comment.

Proposed Business, page 46

4.   We note your responses to comments 3 and 11 of our letter dated October 27,
          2006 and the disclosure on page 49 that Snyder Communications acquired
          more than 40 businesses and created shareholder liquidity events valued over
          $2.7 billion. Please revise to provide the relevance for this disclosure. Please
          revise to clarify if Mr. Perfall will participate in you in the same capacity he
          did with the companies listed in this section. We note the additional
          disclosure on page 49 that to the extent they continue to serve you post
          business combination, the disclosure of the specific achievements of
          companies they were associated with is relevant. Please revise to clarify then
          that if they do not remain with the company that the disclosure here is moot
          and not relevant.

5.   We note your response to comment 12 of our letter dated October 27, 2006
          and the additional disclosure that their past success "does not guarantee that
          they will successfully consummate an initial business combination for us, we
          believe that their prior experience" will help you identify potential target
          businesses. Please revise to clarify if the increases referenced in the
          disclosure are primarily attributable to the listed individuals' efforts or if they
          could have been a result of other factors. Also, please revise to clarify that
          there is no assurance that management will achieve similar results once a
          combination is effected.

6.   We note your response to comment 14 of our letter dated October 27, 2006.
          We also note the disclosure that you have "unrestricted flexibility," yet
          disclose "factors" you will consider. Please revise to explain the broad and
          vague factors listed. For instance, you reference the term "capital
          requirements." All companies have some form of capital requirements. Also,
          all companies have some form of "competitive position." Would you consider
          a company in a poor competitive position to acquire it at a low price? To the
          extent that you have these factors, they should be explained. The list of
          factors here appear similar to those in numerous other public offerings of

shell/blank check companies even though you are not all looking for the same type of companies. Please revise to clarify.

7. We note the additional disclosure on page 51 in response to comment 15 of our letter dated October 27, 2006 that you will provide the information as is required by Delaware law and the SEC's proxy rules. We also note the disclosure that the board will determine the value based on standards generally accepted. Please revise to clarify if you are required to quantify the value of any target prior to entering into any agreement that binds the company and if such value will be disclosed to shareholders for their reliance.

8. We note your response to comment 16 of our letter dated October 27, 2006. We the exception of the phrase "net assets" for "trust account," we reissue the comment. Please revise to clarify how the satisfaction of this requirement is determined. Clarify if you could base the value on the whole business even if you do not acquire 100% of such business. Also, please clarify how the threshold would be determined if you used a share exchange. Clarify if the threshold would be determined by the resulting interest your shareholders receive in the aggregate following consummation of the transaction.

9. We note your response to comment 17 of our letter dated October 27, 2006 and the additional disclosure on page 56. Please revise to clearly discuss the 10 day notice in connection with the fact that a failure to vote will not have any effect on any proposed transaction. Clarify if the 10-day notice begins to run on the mailing of the proxy materials or some other date. Also, compare this aspect of your transaction with that of typical blank checks in your disclosure on pages 61-64. Please revise to include a risk factor associated with effects of a failure to vote and the limited time you will provide, as those aspects of your deal are significantly divergent from the protections afforded by Rule 419 of Regulation C or advise why such aspect does not pose a material risk.

10. We note your response to comment 19 of our letter dated October 27, 2006. We reissue the comment. The disposal of the shares after a definite time period appears to be substantially different in your transaction and those conducted pursuant to Rule 419 of Regulation C. Please revise your disclosure accordingly.

Certain Relationships and Related Transactions

Prior Share Issuances, page 71

11. We have reviewed your response to comment 21 of our letter dated October 27, 2006; however it is not clear how your conclusion is appropriate. It would appear that these shares were issued to the two new directors of the company

and the transfer/sale was completed to broaden the stock ownership of the individuals that are important to the success of the company. We do not see where you have demonstrated how the principal stockholder's transfer/sale of shares is caused by a relationship or obligation unrelated to the Registrant, how this transaction does not benefit the Registrant, and how you complied with the guidance in Staff Accounting Bulletin Topic 5.T. Further, it would appear that the transfer/sale of the shares are being provided as an additional incentive (or compensatory in nature) for the services rendered or to be rendered by directors. Accordingly, the fair value of the shares (a value representative of the $8.00 unit offering price, approximately) transferred/sold should be reflected as an expense in your financial statements with a corresponding credit to contributed (paid-in) capital. Please revise.

Exhibits

12.   We note the statement that counsel is not a member of the bar of Delaware. Please remove this limitation on the opinion.

13.   Revise your legality opinion to indicate that opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws

14.   We also note the statement that the legality opinion is for the company's sole use and benefit and no one else can rely upon it. The legality opinion is for investors and therefore they should be able to rely upon the opinion. Please revise or advise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Kevin Lavin
        Fax: (703) 720-7399